

New York Stock Exchange
11 Wall Street
New York, NY 10005

August 12, 2020


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AstraZeneca PLC, under the Exchange Act of 1934:

- 0.700% Notes due 2026

- 1.375% Notes due 2030

- 2.125% Notes due 2050


Sincerely,

An Intercontinental Exchange Company